Exhibit 99.1

Notice
Notice of 2015 Annual General and Special Meeting, Conference Call/Webcast

Vancouver, June 11, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) will host its Annual General and Special Meeting of Shareholders on June 12, 2015 at 2:00pm PDT. The Company will also host a conference call and webcast in conjunction with the meeting. For details please see below:

2015 Annual General and Special Meeting, Conference Call and Webcast

The 2015 Annual General and Special Meeting of the Shareholders of B2Gold Corp. will be held in the Spanish Ballroom, Rosewood Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia on Friday, June 12, 2015 at 2:00pm PDT. Following the adjournment of the 2015 Annual General and Special Meeting, Clive Johnson, President and CEO, and the executives will provide a review of 2014 and a general corporate update.

You may access the call by dialing the operator at 416-340-2216 or toll free 866-223-7781 prior to the scheduled start time or you may listen to the call via webcast by following the link on the Company’s website at www.b2gold.com.

A playback version of the call will be available for one week after the call by dialing 905-694-9451 or toll free 800-408-3053 (pass code: 9207902).

B2Gold Corp. is a Vancouver based gold producer with four operating mines (two in Nicaragua, one in the Philippines and one in Namibia) and a strong portfolio of development and exploration assets in Mali, Nicaragua, Burkina Faso and Colombia.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Associate, Investor Relations
604-681-8371	604-681-8371
investor@b2gold.com	investor@b2gold.com